Filed by COMMERCIAL CAPITAL BANCORP, INC. (Commission File No. 000-50126) pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities and Exchange Act of 1934, as amended.

Subject Company: Hawthorne Financial Corporation (Commission File No. 000-01100)

This filing relates to a proposed merger between Commercial Capital Bancorp, Inc. and Hawthorne Financial Corporation pursuant to the terms of an Agreement and Plan of Merger, dated as of January 27, 2004.

The Agreement and Plan of Merger for Commercial Capital Bancorp, Inc.’s acquisition of Hawthorne Financial Corporation was filed by Commercial Capital Bancorp, Inc. under cover of Form 8-K on January 28, 2004 and is incorporated by reference into this filing.

Commercial Capital Bancorp, Inc.:
Contact: Stephen H. Gordon David S. DePillo	Chairman & CEO President & COO	Telephone: (949) 585-7500 Facsimile: (949) 585-0174

COMMERCIAL CAPITAL BANCORP, INC. STOCKHOLDERS APPROVE THE
ISSUANCE OF ADDITIONAL SHARES OF COMMON STOCK IN CONNECTION
WITH THE ACQUISITION OF HAWTHORNE FINANCIAL CORPORATION

Irvine, CA – May 17, 2004 – Commercial Capital Bancorp, Inc. (the “Company”) (NASDAQ: “CCBI”) announced today at its Annual Meeting of Stockholders, that the stockholders of the Company approved the issuance of additional shares of the Company’s stock for the purpose of acquiring Hawthorne Financial Corporation (“Hawthorne”). The Company previously announced that the Office of Thrift Supervision has approved the acquisition of Hawthorne by the Company, thus concluding the governmental regulatory approval process for the acquisition. Hawthorne will hold a Special Meeting of Stockholders on May 25, 2004 to consider and vote upon the merger of Hawthorne and the Company. Subject to the approval of Hawthorne stockholders, the acquisition of Hawthorne by the Company is expected to close on or about June 4, 2004.

The Company also announced at its Annual Meeting that the stockholders approved the following: the election of Christopher G. Hagerty, Mark E. Schaffer, and Stephen H. Gordon to the Board of Directors; the ratification of KPMG LLP as the Company’s independent auditors for the fiscal year ending December 31, 2004; the increase in the number of authorized shares of common stock; the proposed long-term stock-based incentive plan; and the proposed executive performance-based compensation policy.

The Company, with $1.96 billion of total assets and $736.3 million of deposits at March 31, 2004, is a multifaceted financial services company, which provides financial services to meet the needs of its client base, which includes income-property real estate investors, middle market commercial businesses, and high net-worth individuals, families and professionals. The Company was the 4th largest multi-family lender in California during the 12 months ended March 31, 2004 (source: Dataquick Information Systems) and Commercial Capital Bank (the “Bank”) was the fastest growing savings institution in California, based on percentage growth in total assets over the 36 months ended December 31, 2003 (source: www.fdic.gov). The Bank has full service banking offices located at the Company’s headquarters in Irvine, Rancho Santa Margarita, Riverside, and La Jolla and loan origination offices in Sacramento, Corte Madera (Marin County), Oakland, Burlingame, Woodland Hills, Encino, Los Angeles, Irvine, Riverside, and La Jolla, California, and plans to open a banking office in Malibu, California in June 2004, Beverly Hills, California in the summer of 2004, and Newport Coast, California in 2005.

This press release may be deemed to be solicitation material with respect to the proposed acquisition of Hawthorne. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the Securities and Exchange Commission (“SEC”). The registration statement contains a joint proxy statement/prospectus that has been distributed to the stockholders of the Company and Hawthorne in connection with their votes on the matters described above. STOCKHOLDERS OF THE COMPANY AND OF HAWTHORNE ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/
PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders may obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC by the Company by contacting Investor Relations, Commercial Capital Bancorp, Inc., One Venture, 3rd Floor Irvine, CA 92618, telephone: 949-585-7500 or by visiting the Company’s website at www.commercialcapital.com, or from Hawthorne by contacting Investor Relations, Hawthorne Financial Corporation, 2381 Rosecrans Avenue, El Segundo, CA 90245, telephone: 310-725-5631 or by visiting Hawthorne’s website at www.hawthornesavings.com.

The Company, Hawthorne and their respective directors and executive officers and other members of management and employees may be deemed to be participating in the solicitation of proxies in respect of the proposed transactions. Information regarding the Company’s and Hawthorne’s directors and executive officers is available in the Company’s and Hawthorne’s joint proxy statement/prospectus, which is included in their registration statement on Form S-4 filed with the SEC. Additional information regarding the interests of such persons is also included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC.